366 Walker Drive
State College, PA 16801
Ph: 814.278.7244
Fax: 814.278.7286
www.rexenergy.com

November 23, 2015

Via EDGAR Transmission

Mr. Karl Hiller

Branch Chief

Office of Natural Resources

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation

Form 10-K for the Fiscal Year ended December 31, 2014

Filed March 2, 2015

File No. 001-33610

Dear Mr. Hiller:

As discussed by phone on November 23, 2015 by Jessica Hammons at Thompson & Knight LLP, outside counsel to Rex Energy Corporation (the “Company”), and Ms. Lily Dang, Staff Accountant, the Company hereby respectfully requests an extension of time to respond to the letter dated October 7, 2015 containing the comments of the staff of the Securities and Exchange Commission with regard to the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2014 (the “Letter”). The Letter originally transmitted by Ms. Dang to the Company by electronic mail on October 7, 2015 was not actually received by the Company until November 23, 2015.

The Company intends to file its response to the Letter as soon as possible and no later than December 7, 2015. Please contact the undersigned at (814) 278-7267 if you would like to discuss this request. We appreciate your consideration.

Sincerely,

Rex Energy Corporation

By:	/s/ Thomas Rajan
Thomas Rajan, Chief Financial Officer